As filed with the Securities and Exchange Commission on January 10, 2012.       Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

TGLT S.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing Brazilian Depositary Receipts representing common shares of TGLT S.A.	100,000,000 American Depositary Shares	$5.00	$5,000,000	$573.00
Brazilian Depositary Receipts representing common shares of TGLT S.A.	100,000,000 Brazilian Depositary Receipts (“BDRs”)	$2.79 (R$5.00 translated into U.S. dollars at a rate of R$1.7940 = $1.00)	$2,790,000	$319.73

(1)

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares or 100 BDRs.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet – American Depositary Shares

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 21 and 24

3. Fees and Charges	Articles number 7 and 8

Cross Reference Sheet – Brazilian Depositary Receipts

Information about the Brazilian Depositary Receipts required pursuant to Item 1 is set forth in Article 27 of the Form of Receipt.

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a(1).

Form of Amended and Restated Deposit Agreement dated as of ____________, 2012 among TGLT S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1(1).

a(2).

Form of Agreement for BDR Issuance and Registry Service Provision dated September 20, 2011 between TGLT S.A. and Itau Corretora de Valores S.A. providing for the issuance of Brazilian Depositary Receipts, along with an English translation. – Filed herewith as Exhibit 1(2).

b.

Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented thereby. Not applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.

d(1).

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

d(2).

Opinion of counsel for Itau Corretora de Valores S.A., as to legality of the Brazilian Depositary Receipts to be registered. – Filed herewith as Exhibit 4(2)

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 10, 2011.

Legal entity created by the agreement for the issuance of depositary shares representing Brazilian Depositary Receipts representing common shares of TGLT S.A.

By:

The Bank of New York Mellon,

As Depositary

By:

/s/ Joanne Di Giovanni Hawke

Name: Joanne Di Giovanni Hawke

Title:   Managing Director

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Sao Paulo, Brazil, on January 10, 2012.

Legal entity created by the agreement for the issuance of Brazilian Depositary Receipts  representing common shares of TGLT S.A.

By:

Itau Corretora de Valores S.A.,

As Depositary

By:

/s/ Adelmo Ferriera de Lima Filho

Adelmo Ferriera de Lima Filho

Gerente de Produtos

By:

/s/ Meiry S. Suguimoto

Meiry S. Suguimoto

Gerente

Pursuant to the requirements of the Securities Act of 1933, TGLT. S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Buenos Aires, Argentina, on January 10, 2012.

TGLT S.A.

By:  /s/ Federico N. Weil

        Name: Federico N. Weil

Title:  President & CEO

Each person whose signature appears below hereby constitutes and appoints Eduardo Vidal his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on January 10, 2012.

/s/ Federico N. Weil

Principal Executive Officer

Federico N. Weil

/s/ Fernando Gallino

Principal Financial Officer

Fernando Gallino

/s/ Evelyn Canga

Principal Accounting Officer

Evelyn Canga

/s/ Federico N. Weil

Director

Federico N. Weil

/s/ José Antonio Tornaghi Grabowsky

Director

José Antonio Tornaghi Grabowsky

/s/ Mariano Weil

Director

Mariano Weil

________________________

Director

Ezequiel Segal

/s/ Michel Wurman

Director

Michel Wurman

/s/ Cauê Castello Veiga Innocêncio Cardoso               Director

Cauê Castello Veiga Innocêncio Cardoso

_______________________

Director

Marcos Galperín

/s/ Alejandro Emilio Marchionna Faré

Director

Alejandro Emilio Marchionna Faré

/s/ Eduardo Vidal

Authorized Representative in the United States

Eduardo Vidal

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1(1)

Form of Amended and Restated Deposit Agreement dated as of __________, 2012 among TGLT S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

1(2)

Form of Agreement for BDR Issuance and Registry Service Provision dated September 20, 2011 between TGLT S.A. and Itau Corretora de Valores S.A. (formerly known as Banco Itau S.A.) providing for the issuance of Brazilian Depositary Receipts, along with an English translation. – Filed herewith as Exhibit 1(2).

4(1)	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

4(2)	Opinion of counsel for Itau Corretora de Valores S.A.., as to legality of the Brazilian Depositary Receipts to be registered.